UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Precision Optics Corporation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

740294301

(CUSIP Number)

John Shin, Esq.

Silverman Shin Byrne & Gilchrest PLLC

381 Park Avenue South

New York, NY 10016

(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 740294301

1		NAME OF REPORTING PERSONS Hershey Management I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,310,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14		TYPE OF REPORTING PERSON IA

CUSIP No. 740294301

1		NAME OF REPORTING PERSONS Hershey strategic capital, lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,310,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 740294301

1		NAME OF REPORTING PERSONS Hershey Strategic Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,310,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 740294301

Item 1.	Security and Issuer.

There is no change to the information set forth in Item 1 of the original Schedule 13D.

Item 2.	Identity and Background.

There is no change to the information set forth in Item 2 of the original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used for the purchases by the Reporting Person was its working capital. None of the funds used in connection with such purchases were borrowed.

Item 4.	Purpose of Transaction.

There is no change to the information set forth in Item 4 of the original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 1,310,000 shares of Common Stock, representing 17.6% of the outstanding shares of Common Stock (based upon 7,434,582 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015).

(b) As the investment advisor, Hershey Management I, LLC, has the power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) On December 30, 2015, Hershey Strategic Capital, LP purchased 18,500 shares of Common Stock at a weighted average price of $0.61 a share. On December 31, 2015, Hershey Strategic Capital, LP purchased 11,000 shares of Common Stock at a weighted average price of $0.67 a share. On January 5, 2016, Hershey Strategic Capital, LP purchased 10,000 shares of Common Stock at a weighted average price of $0.50 a share. On January 6, 2016, Hershey Strategic Capital, LP purchased 17,520 shares of Common Stock at a weighted average price of $0.66 a share. No other transactions in the Common Stock were effected by the Reporting Persons since the date of the filing of the last Schedule 13D.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

There is no change to the information set forth in Item 6 of the original Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

There is no change to the information set forth in Item 7 of the original Schedule 13D.

CUSIP No. 740294301

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Hershey Management I, LLC

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital, LP
By: Hershey Strategic Capital GP, LLC,
General Partner

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital gp, llc

By: /s/ Adam Hershey
Adam Hershey, Managing Member